UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. One)*


                         Stratford American Corporation
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   86279E 10 2
                                 --------------
                                 (CUSIP Number)

                  E.G. Kendrick, Jr., 3964 Paradise View Drive,
                    Paradise Valley, AZ 85253 (602) 954-6262
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  March 4, 1997
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------                                    --------------------
CUSIP No. 86279E 10 2                                        Page 2 of 5 Pages
------------------------                                    --------------------
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1             NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       E.G. (Ken) Kendrick, Jr. -- ###-##-####
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3             SEC USE ONLY

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4             SOURCE OF FUNDS*

                       00
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5             CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        [ ]

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6             CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States (Arizona)
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        NUMBER OF            7                 SOLE VOTING POWER
         SHARES
      BENEFICIALLY                             6,079,519
        OWNED BY           -----------------------------------------------------
          EACH               8                 SHARED VOTING POWER
        REPORTING
         PERSON
          WITH             -----------------------------------------------------
                             9                 SOLE DISPOSITIVE POWER

                                               6,079,519
                             ---------------------------------------------------
                             10                SHARED DISPOSITIVE POWER

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XI.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         6,079,519
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XII.            CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
                SHARES*                                                    [ ]

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XIII.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         7.2%
--------------------------------------------------------------------------------
XIV.            TYPE OF REPORTING PERSON*

                         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer

This statement relates to Common Stock, $0.01 par value. The name of the issuer is Stratford American Corporation and the address of its principal executive offices is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

Item 2.  Identity and Background

(a) The name of the person filing this statement is E. G. (Ken) Kendrick, Jr. JDMK Investments, L.L.C. ("JDMK"). Mr. Kendrick is a member of JDMK.

(b) Mr. Kendrick's address is 3964 Paradise View Drive, Paradise Valley, Arizona 85253.

(c) Mr. Kendrick's principal occupation or employment is investing for his own account out of his home and not for any organization. The address out of which Mr. Kendrick conducts such occupation is 3964 Paradise View Drive, Paradise Valley, Arizona 85253.

(d)      During the last five years,  Mr.  Kendrick has not been  convicted in a
         criminal   proceeding   (excluding   traffic   violations   or  similar
         misdemeanors).

(e) During the last five years, Mr. Kendrick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Kendrick is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

JDMK paid the $30,000 exercise price of an option for the securities held by another one of its members. Mr. Kendrick did not acquire the securities directly. Accordingly, Mr. Kendrick did not pay any consideration for such shares.

Item 4.  Purpose of Transaction

Mr. Kendrick acquired the securities for investment. Mr. Kendrick has no plans or proposals which relate to or would result in any of the actions listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) Mr. Kendrick beneficially owns 6,079,519 shares, or approximately 7.2%, of the issuer's Common Stock.

(b) Mr. Kendrick shares the power to vote or to direct the vote of 6,079,519 shares and shares the power to dispose of or to direct the disposition of 6,079,519 shares with JDMK and its other members.

(c) Other than the acquisition of 3,000,000 shares by JDMK pursuant to an option held by another one of its members, there were no transactions in the Common Stock effected by Mr. Kendrick during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.

(d) JDMK has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. The members of JDMK are Mr. Kendrick, Mel L. Shultz, David H. Eaton, and Gerald J. Colangelo.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to be Filed as Exhibits

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        March 31, 1997
                                        ---------------------------------
                                        Date

                                        /s/ E. G. Kendrick, Jr.
                                        ---------------------------------
                                        Signature

                                        E. G. Kendrick, Jr.
                                        ---------------------------------
                                        Name/Title
                                  Page 4 of 4